Exhibit 99.1

RBC Insurance signs long-term strategic agreement with Aviva Canada

•	Agreement includes the sale of RBC General Insurance Company, which includes home and auto insurance manufacturing business
•	RBC Insurance will offer a full suite of property and casualty products available from Aviva Canada

TORONTO, January 21, 2016 — RBC Insurance announced today that it has signed a 15-year strategic agreement with Aviva Canada Inc., which will allow it to market and sell a full suite of property and casualty (P&C) insurance products to Canadians. In addition, Aviva Canada will purchase RBC General Insurance Company, which includes certain home and auto insurance manufacturing capabilities including claims, underwriting and product development for C$582 million (subject to closing adjustments).

“We are pleased to be partnering with Aviva Canada, as we share a commitment to making sure clients are protected and receive outstanding care. RBC Insurance is one of the fastest growing direct-to-consumer home and auto insurance providers in Canada and this partnership will allow us to maintain our deep client relationships, while offering a full suite of property and casualty insurance products,” said Neil Skelding, President and CEO, RBC Insurance.

Skelding continued: “The transaction also allows RBC Insurance to focus on and invest in areas where we see the greatest potential for growth, including our life, health and wealth insurance offerings.”

The transaction is expected to close in the third calendar quarter of 2016 subject to customary closing conditions, including receipt of required regulatory approvals. A net after-tax gain on the transaction is currently estimated at C$200 million. The net gain is based on current estimates and subject to change.

“I’m excited to be partnering with a prestigious brand like RBC Insurance to meet the insurance needs of more Canadians. We both share a passion for excellence in customer experience and the fundamentals of general insurance. This partnership is a fantastic addition to Aviva Canada, diversifying our distribution alongside our highly-valued 1,500 independent brokers. This is consistent with our strategy to provide consumers with choice about how they access insurance solutions. I am looking forward to welcoming the RBC Insurance employees joining Aviva,” said Greg Somerville, Aviva Canada CEO.

As part of the agreement, approximately 575 employees will become part of Aviva, through the acquisition of RBC General Insurance Company. There is no change for policyholders at this time. RBC Insurance will continue to be the insurer and provide assistance and claims settlement services for existing policyholders until the transaction closes.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the timing of the closing of the transaction with Aviva Canada (the “Transaction”), the activities of RBC Insurance following the closing of the Transaction, and the financial impact of the Transaction. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the timing of the closing of the Transaction, the activities of RBC Insurance following the Transaction and the financial impact of the Transaction, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors—many of which are beyond our control and the effects of which can be difficult to predict—include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the United States and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release, whether written or oral, that may be made from time to time by us or on our behalf.

About RBC Insurance

RBC Insurance®, through its operating entities, provides a wide range of travel, life, health, home, auto, wealth and reinsurance products and solutions, as well as creditor and business insurance services to individual, business and group clients. RBC Insurance has more than four million clients globally. We are one of the largest Canadian bank-owned group of insurance companies, and among the fastest growing insurance organizations in the country. RBC Insurance employs more than 3,000 employees, and is the brand name for the insurance operating entities of Royal Bank of Canada.

About Aviva Canada

Aviva Canada is one of the leading property and casualty insurance groups in Canada providing home, auto and business insurance to more than three million customers. The company is a wholly-owned subsidiary of UK-based Aviva plc and has more than 3,000 employees, 25 locations and approximately 1,500 independent broker partners. Aviva Canada is the second largest general insurance business in the Aviva Group. General insurance is a key growth area for Aviva and a core component of the Group’s customer composite strategy, providing customers with life insurance, general insurance, health insurance and asset management.

Aviva Canada invests in positive change through the Aviva Community Fund, Canada’s longest running online community funding competition. Since its inception in 2009, the Aviva Community Fund has awarded $6.5 million to 222 charity groups across Canada.

For more information, please contact:

Catherine Hudon, RBC Corporate Communications, 905-606-1425

Stephanie Phillips, RBC Investor Relations, 416-955-7809

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